United States securities and exchange commission logo





                 September 7, 2022

       Ladd Wilks
       Chief Executive Officer
       ProFrac Holding Corp.
       333 Shops Boulevard, Suite 301
       Willow Park, TX 76087

                                                        Re: ProFrac Holding
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed August 30,
2022
                                                            File No. 333-267168

       Dear Mr. Wilks:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Liz Packebusch, Staff
       Attorney, at (202) 551-8749 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Sam Williams, Esq.